[redacted]

08025620

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Mail Processing
Section
FEB 12 2008
Washington, DC
102

SEC FILE NUMBER
8-47217

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Keating Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5251 DTC Parkway, Suite 1090
(No. and Street)

Greenwood Village (City) CO (State) 80111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy J. Keating (720) 889-0132
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

5251 S. Quebec Street, Suite 200 (Address) Greenwood Village (City) CO (State) 80111 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 04 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Timothy J. Keating, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Keating Securities, LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

MELISSA D. SALINAS
Notary Public
State of Colorado

My Commission Expires June 13, 2011

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable).
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independant Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KEATING SECURITIES, LLC

CONTENTS

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

The Managing Member of
Keating Securities, LLC

We have audited the accompanying statement of financial condition of Keating Securities, LLC (the "Company") as of December 31, 2007, and the related statements of operations, changes in member's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Keating Securities, LLC as of December 31, 20077, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying index is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Spicer Jeffries LLP

Greenwood Village, Colorado
January 30, 2008

KEATING SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash and cash equivalents	$	165,538
Due from clearing broker		1,257,224
Deposit with clearing broker		25,000
Securities owned:		
Marketable, at market value		128,150
Restricted, at estimated fair value		51,743
Prepaid expenses and other assets		15,882
Furniture and equipment, net of accumulated depreciation of $50,635		10,951
	$	**1,654,488**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
Securities sold short, at market value	$	185,700
Accrued expenses and other liabilities		19,678
Accounts payable		8,672
Due to clearing broker		3,496
Total liabilities		217,546
COMMITMENTS AND CONTINGENCIES (Notes 3 and 5)		
MEMBER'S EQUITY (Note 2)		1,436,942
	$	**1,654,488**

The accompanying notes are an integral part of this statement.

KEATING SECURITIES, LLC

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2007

REVENUE:	
Investment banking and capital raising	$ 2,854,596
Market making, proprietary trading and commissions	690,549
Interest income	40,111
Other income	35,000
Total revenue	3,620,256
EXPENSES:	
Commissions	899,622
Employee compensation and benefits	489,222
Legal and professional	158,236
Market making, trading and clearing broker charges	100,913
Travel and entertainment	67,133
General and administrative	58,200
Rent and occupancy costs	43,410
Technology and communications	39,514
Marketing and promotion	27,679
Depreciation and amortization	11,338
Total expenses	1,895,267
NET INCOME	**$ 1,724,989**

The accompanying notes are an integral part of this statement.

KEATING SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2007

MEMBER'S EQUITY, December 31, 2006	$	1,253,523
Distributions		(1,541,570)
Net income		1,724,989
MEMBER'S EQUITY, December 31, 2007	**$**	**1,436,942**

The accompanying notes are an integral part of this statement.

KEATING SECURITIES, LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	1,724,989
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		11,338
Unrealized losses on marketable and restricted securities		74,968
Changes in operating assets and liabilities:		
Increase in due from clearing broker		(600,292)
Increase in marketable and restricted securities		(145,900)
Decrease in prepaid expenses and other assets		5,813
Decrease in accounts payable		(204)
Decrease in accrued expenses		(25,525)
Increase in securities sold short		178,156
Decrease in due to clearing broker		(89,280)
Net cash provided by operating activities		1,134,063
CASH FLOWS USED IN FINANCING ACTIVITIES:		
Distributions to member		(1,541,570)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(407,507)
CASH AND CASH EQUIVALENTS, at beginning of year		573,045
CASH AND CASH EQUIVALENTS, at end of year	**$**	**165,538**

The accompanying notes are an integral part of this statement.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Keating Securities, LLC (the "Company") is a Delaware limited liability company, organized in 2003 to engage in proprietary equity transactions, private placements of securities, best efforts underwriting and market making in a maximum of 50 securities for inter-dealer transactions only. The Company is registered as a broker-dealer in securities with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company, under Rule 15c3-3(k)(2)(ii) is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmations and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organizations of which the Company is a member.

Cash and Cash Equivalents

The Company considers all highly-liquid investments purchased with an original maturity of three months or less on the purchase date to be cash equivalents. Cash equivalents consist exclusively of money market instruments.

Revenue Recognition

The Company primarily derives its revenues from i) investment banking and capital raising activities, ii) market making and proprietary trading and iii) institutional and retail brokerage services. Revenue associated with investing banking and capital raising activities is recognized when earned in accordance with the applicable investment banking and placement agent agreements. Due diligence fees and expense advances received by the Company, along with any related expenses that are incurred, are initially deferred and are recognized only when the services have been provided. Revenue associated with proprietary transactions and the related commissions and expenses is recognized on a trade-date basis.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Securities Owned and Securities Sold, Not Yet Purchased

The Company values securities owned and securities sold short that are free trading and are listed on a national securities exchange, reported on the NASDAQ national market, or reported in the over-the-counter markets, at their last sales prices as of the last business day of the period.

Restricted securities are securities subject to SEC Rule 144 or other holding period restrictions, and cannot be sold without prior registration under the Securities Act of 1933. These securities are valued as if they were marketable securities with liquidity discounts determined by the Managing Member.

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements". This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. As of December 31, 2007, the Company does not believe the adoption of SFAS No. 157 will impact the amounts reported in the financial statements. However, additional disclosures will be required about the inputs used to develop the measurements of fair value and the effects of certain measurements reported in the statement of operations for a fiscal period.

Furniture and Equipment

Furniture and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the assets, ranging from three to five years. Repairs and maintenance costs are expensed as incurred, and expenditures for additions and major improvements are capitalized.

Income Taxes

The Company is recognized as a Partnership by the Internal Revenue Service. As such, the Company does not record a provision for income taxes because the sole member reports its share of the Company's income or loss on its income tax returns.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value of Financial Instruments

The Company's financial instruments, including cash and equivalents, amounts due from clearing broker, other assets, payables, accrued expenses, and amounts due to clearing broker are carried at amounts that approximate fair value due to the short-term nature of those instruments.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2007, the Company had net capital and net capital requirements of $1,248,888 and $100,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.02 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - COMMITMENTS AND CONTINGENCIES

The Company is obligated under a non-cancelable operating lease from an unrelated party for office space expiring December 31, 2012. The aggregate minimum future payments under these leases are payable as follows:

Year	Amount
2008	$ 54,264
2009	62,475
2010	73,645
2011	74,984
2012	76,323
	$ 341,691

The lease is subject to escalation for the Company's proportionate share of increases in real estate taxes and other operating expenses. Rent expense charged to operations was $40,550 for the year ended December 31, 20077.

NOTE 4 - RELATED PARTY TRANSACTIONS

During the year ended December 31, 2007, Keating Investments, LLC ("Keating Investments"), the sole member of the Company, incurred a variety of expenses of which a portion were deemed to have either directly or indirectly benefited the Company. A portion of these expenses, totaling $194,876 for the year ended December 31, 2007, were allocated and charged to the Company using both headcount-based and specific identification allocation methods and were primarily comprised of employee salaries and benefits, technology and communications related charges, professional fees and marketing and advertising expenses.

During the year ended December 31, 2007, KI Equity Partners II, LLC ("KIEP II"), an entity for which Keating Investments is the designated managing member, utilized the Company to arrange a private sale of securities for which KIEP II paid the Company a commission of $75,000, representing approximately 5% of the gross proceeds realized on the sale by KIEP II.

NOTE 5 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND OTHER RISKS AND UNCERTAINTIES

In the normal course of business, the Company's client activities through its clearing broker involve the execution, settlement and financing of various client securities transactions. These activities may expose the Company to off-balance sheet risk. In the event the client fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

In the Company's trading activities, the Company has purchased and sold short securities for its own account and may incur losses if the market value of those securities declines or increases, respectively, subsequent to December 31, 2007.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, the Company's receivable from this clearing broker could be subject to forfeiture.

The Company's cash and cash equivalents are maintained at a single financial institution in amounts that exceed the federally insured limit of $100,000. The Company has not experienced any losses in such accounts and believes it is not exposed to significant risk in this area. At December 31, 2007, the Company had $65,538 in excess of this requirement which is subject to loss should the bank cease operations.

SUPPLEMENTARY INFORMATION

KEATING SECURITIES, LLC

COMPUTATION OF NET CAPITAL
PURSUANT TO NET CAPITAL RULE 15c3-1
DECEMBER 31, 2007

CREDIT:	
Member's equity	$ 1,436,942
DEBITS:	
Non-Allowable Assets	
Blockage charges	42,208
Restricted securities	51,743
Deposit with clearing broker	25,000
Prepaid expenses and other assets	15,882
Furniture and equipment, net of accumulated depreciation	10,951
Total non-allowable assets	145,784
Net capital before haircuts on securities positions	1,291,158
Haircuts on securities positions, including undue concentration of $8,488	42,270
NET CAPITAL	1,248,888
Minimum requirement of 6-2/3% of aggregate indebtedness of $28,350 or $100,000, whichever is greater	100,000
Excess net capital	**$ 1,148,888**
AGGREGATE INDEBTEDNESS:	
Accrued expenses and other liabilities	$ 19,678
Accounts payable	8,672
Due to clearing broker	3,496
Less: liabilities adequately secured by assets	(3,496)
	$ 28,350
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	**0.02 to 1**

NOTE: There are no material differences between the above computation of net capital and the corresponding computation by the Company with the unaudited Form X-17A-5 as of December 31, 2007.

See the accompanying independent auditors' report.

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Managing Member of
Keating Securities, LLC

In planning and performing our audit of the financial statements and supplementary information of Keating Securities, LLC for the year ended December 31, 20077, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Keating Securities, LLC that we considered relevant to the objectives stated in Rule 17a-5(g), (i) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3; and (ii) for safeguarding the occasional receipt of securities and cash until promptly transmitted to the Company's clearing brokers. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of Keating Securities, LLC to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 20077, to meet the SEC's objectives.

In addition, our review indicated that Keating Securities, LLC was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(2)(ii) as of December 31, 20077, and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Spicer Jeffries LLP

Greenwood Village, Colorado
January 30, 2008

END